SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - N I R E nº 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS, HELD ON JANUARY 03, 2011.

1. DATE, TIME AND PLACE: January 03, 2011, at 5:00 p.m., on Av. Roque Petroni Junior, 1464, 6º andar, lado B, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman, and Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: the meeting was instated with the attendance of the undersigned Directors, all of them in attendance by audio-conference, as permitted in §2 of article 15 of the By-laws, there being a quorum under the terms of the By-laws.

4. AGENDA: (i) to authorize the disclosure of the Guide for Attendance of General Shareholders Meetings, as well as publication of the Call Notice for the Special Shareholders’ Meeting in conformity with the applicable laws, for purposes of election of a Member to the Statutory Audit Committee and his respective deputy member, in order to restore the required number of Members of the Statutory Audit Committee and complete the term of office currently in effect.

5. RESOLUTIONS: The Directors, after review and discussion, approved the following resolution by unanimous votes, without any proviso whatsoever:

5.1. The terms of the Guide for Attendance of General Shareholders Meetings and the Call Notice for the Special Shareholders’ Meeting the agenda of which is the election of a Member to the Statutory Audit Committee and his respective deputy member, with the Board of Executive Officers being since now authorized to adopt the necessary actions for the respective act to be carried out;

Since there was no other business to be transacted, the meeting was closed and minutes were drawn-up, which minutes were read, approved and signed by the Directors and by the Secretary, being following transcribed in the proper book.

SIGNATURES: Luis Miguel Gilpérez López – Chairman of the Board of Directors, Eduardo Fernando Caride, Emilio Gayo Rodriguez, Félix Pablo Ivorra Cano, Ignácio Aller Mallo, Ignacio Cuesta Martin Gil, José Guimarães Monforte, Antonio Gonçalves de Oliveira – Directors, and Breno Rodrigo Pacheco de Oliveira - Secretary.

This certificate is a faithful copy of the minutes of the special meeting of the Board of Directors, held on January 03, 2011, drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.